UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001- 39167

Molecular Data Inc.

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒              Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Leadership

Zheng Wang has resigned as the Chief Executive Officer of the Registrant, effective May 14, 2021. Mr. Wang’s resignation was not as the result of any disagreement with the Registrant. On May 14, 2021, the Nominating Committee of the Board of Directors appointed Steven Foo to serve as the Registrant’s Chief Executive Officer. Mr. Foo currently serves as the Registrant’s Chief Financial Officer and will continue to serve is this capacity following the appointment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Molecular Data Inc.

By	:	/s/ Steven Foo
Name	:	Steven Foo
Title	:	Chief Financial Officer

Date: 14 May, 2021